100 NE Adams Street
Peoria, IL  61629

September 21, 2007

Filed via EDGAR
Ms. Hanna T. Teshome
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Caterpillar Inc. Definitive 14A Filed April 17, 2007 File No. 001-2007

Dear Ms. Teshome:

We received your comment letter dated August 21, 2007 and have provided the additional information requested.  Your comments are presented below followed by Caterpillar's response.

Related Party Transaction Approval Policy, page 6

1.
Please include a statement of whether or not your policies and procedures for the review, approval, or ratification of any transactions required to be reported under Item 404(a) are in writing, and, if not, how such policies are evidenced.

Caterpillar Response:

Caterpillar’s board of directors of the company adopted a written policy governing approval of related party transactions in April 2007.  We will include a statement to this effect in our related party transaction disclosure in our 2008 proxy statement.

Compensation Discussion and Analysis, page 22
Total Annual Cash Compensation, page 25

2.
While your disclosure indicates that individual performance is a significant factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation.  Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers.  For example, revise your disclosure regarding your “Performance Award Process” to which you refer on page 26 to disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  To the extent other elements of compensation are based on individual performance, please revise your discussion accordingly.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Caterpillar Response:

We believe our disclosure includes considerable information regarding the role of individual performance in the compensation setting process.  The process followed by the Compensation Committee is described on page 23 under “How Caterpillar Determines Compensation For Executives.”  Individual performance and compensation decisions related to individual performance are discussed in the “Compensation Decisions in 2006 and 2007” section on pages 31 and 32. This section specifically discloses base pay increases and lump sum discretionary bonuses, which are both tied to the assessment of individual performance listed.  Additionally, at the end of each type of pay section we have disclosed if the Compensation Committee has the authority to increase or decrease that type of pay.  If the Compensation Committee granted an increase, we cross-reference the “Compensation Decisions in 2006 and 2007” section that discusses individual performance.  In assessing individual performance, the Compensation Committee does not designate weighting to individual goals.  Rather, it conducts a subjective assessment of the performance of the individual, considering all of their accomplishments throughout the entire year.  In future filings, we will add, as appropriate, additional disclosure on the extent to which individual performance is a factor in our compensation practices.

Executive Short-Term Incentive Plan, page 26

3.
To the extent you use non-GAAP measures as the metric to determine performance-based compensation, please provide a description of such measure.  Without further insight into what such measures mean, how it is determined, and how it impacts performance awards, your disclosure is not easily understood by the average investor.  Please refer to Instruction 5 to Item 402(b) of Regulation S-K.

Caterpillar Response:
Please see response to comment 5.

4.
You have not provided a complete quantitative or qualitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007.  For example, although you provide the profit per share target for payout under the 2006 ESTIP, it appears as though you have omitted the performance measurements relating ”Enterprise Quality” and “Enterprise Velocity.”  Please discuss the specific items of company performance and how your incentive awards, both short-term and long-term, are specifically structured around such performance goals.  Please refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b).

Caterpillar Response:

For the short-term incentive awards, please see the response to comment 5.

Our long-term cash performance plan is separate from the executive short-term incentive plan.  The long-term plan measures and targets are discussed on pages 30 and 31.

5.
To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  While we note your disclosure on page 26 that “relative difficulty of achieving the target level is consistent from year to year,” general statements such as this regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.  We would expect to see disclosure that contains appropriate insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Caterpillar Response:

We have implemented several quality assurance and velocity measures.  These measures describe the way we internally evaluate the successes of our manufacturing and design processes. Providing detailed definitions of the specific measure(s) of focus would compromise our competitive position by allowing our competitors insight into how we define and measure quality and velocity.  Additionally, in years that we do not attain our goals, disclosing our performance metrics against set targets would also compromise our competitive position.

The targets for the ESTIP (plan for executives) mirror those adopted for the STIP (plan for management and salaried employees).  The Compensation Committee reviewed two years of historical profit per share data prior to approving the 2006 plan design.  We will provide additional disclosure in future filings regarding the manner in which the Committee sets the PPS target.

Long-Term Incentive Plan, page 28

6.
We note that the Long-Term Incentive Plan is composed of a cash performance plan and an equity incentive plan which provides for stock appreciation rights and restricted stock.  Please discuss your policies for allocating between cash and non-cash compensation and discuss the basis for allocating compensation to each different form of award.  Please refer to item 402(b)(2)(iii) and (iv) of Regulation S-K.

Caterpillar Response:

Consistent with all forms of compensation, Caterpillar benchmarks both cash and non-cash compensation in our Long-Term Incentive Plan.  Caterpillar has no other material policies on the allocation of awards that we would be required to disclose specific to Item 402(b)(2)(iii) and (iv).  In future filings, we will include additional disclosure regarding the importance of benchmarking in determining the mix of compensation elements.

7.
Please provide additional analysis about how you determined the amount of compensation under your long-term equity incentive plan.  We would expect to see a more focused discussion that sets forth the amount of compensation awarded and provides substantive analysis and insight into how the committee determined the specific payout amounts.  Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element.  Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Please refer to item 402(b)(1)(v) of Regulation S-K.

Caterpillar Response:

Each year, we benchmark against the Hewitt Core Group 1 (HCG1) to determine our standard equity award for each salary grade, including our vice presidents, group presidents and CEO.  Our process benchmarks total equity value for all salary grades.  The standard award level for all employees is set at the median level of the HCG1.

The Compensation Committee developed a discretionary equity pool to provide NEOs with pay based on individual performance.  The pool is created by reducing the group presidents’ standard awards by 10,000 stock appreciation rights (SARs) and the vice presidents’ standard awards by 6,000 SARs.  The use of the pool is a zero sum outcome.  The Compensation Committee in consultation with the CEO may not award more SARs than the number of SARs in the total pool created by the standard award amounts. The Compensation Committee has the authority to make adjustments based on individual performance.  The reasons for their adjustments are the performance measures described in “Compensation Decisions in 2006 and 2007.”  In future filings, we will provide additional disclosure on compensation decisions in the long-term incentive plan.

Potential Payments Upon Termination or Change in Control, page 41

8.
Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits in the case of termination or change of control.  Please refer to paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Caterpillar Response:

Caterpillar’s change in control provisions are within our long and short-term plans and are standard provisions for these types of plans.  Both plans are stockholder approved and have recently been voted on and approved by stockholders.

The change in control provisions generally provide accelerated vesting and do not provide any extra stand-alone payments.  These provisions are designed so employees are neither harmed nor given a windfall in the event of termination of employment without cause or for good reason within 12 months following a change in control.  They are intended to ensure that executives evaluate business opportunities in the best interests of stockholders.  By having these provisions in place, executives have the ability to make sound business decisions that, without these provisions, could have an adverse impact on their personal situations.  The terms of the change in control provisions are applicable to all employees covered by these plans and are not specific to the NEOs.  Additionally, no payments are made for voluntary separation, resignation and termination for cause.

In the event of a change in control, maximum payout factors are assumed for amounts payable under the 1996 Stock Option and Long-Term Incentive Plan (LTIP).
  LTIP allows for the maximum performance level, 150% payout factor, to be paid under each open plan cycle of the Long-Term Cash Performance Plan.  This is prorated based on the time of active employment during the performance cycle.
  All unvested stock options, SARs, restricted stock and restricted stock units vest immediately.
  Stock options and SARs remain exercisable over the normal life of the grant.
  The Executive Short-Term Incentive Plan (ESTIP) is assumed to achieve the maximum payout factor, 200%, under a change in control.
Our change in control provisions have no direct correlation with other compensation decisions.  We will include additional analysis regarding the change in control provisions in future filings.

9.	In the table on page 43, please aggregate the amount of compensation payable in each circumstance that would generate a payout.

Caterpillar Response:
We will include an aggregate “Total Payout” column in the “Potential Payments Upon Termination or Change in Control” table in future proxy filings.

Director Compensation, page 44

10.
For each director, disclose by footnote to the option award columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.  Please refer to the Instructions to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Caterpillar Response:
We will include this information in future filings.

Acknowledgement:
On behalf of the company, the undersigned acknowledges that:

  Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its 2007 Proxy Statement filed on April 17, 2007;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and
  Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

Respectfully submitted,
/s/ James W. Owens
James W. Owens Chairman and Chief Executive Officer Caterpillar Inc. 100 NE Adams Street Peoria, IL 61629